Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: September 5, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) and on AMEC’s and Foster Wheeler’s common site (www.amecandfosterwheeler.com) on September 5, 2014:

My last update on the operating model was in June and it seems like a long time ago. It is now the time to revisit the subject.

As I indicated then, the operating model is not only about the future structure of the business but also about the approach to operate and do business. I introduced to you the four business units which remain geographically based, except Global Power Group (GPG) that operates globally. One name has slightly changed, but otherwise the business units are the same as I shared with you in June:

•                  Americas

•                  Northern Europe & CIS

•                  AMEA & Southern Europe

•                  GPG

As I mentioned last time, Strategy and Business Development (SBD) will have a prominent role throughout our new business as we adopt a global mindset across the process of identification, acquisition, delivery and assurance and win work in this different way. SBD will have the responsibility for overseeing regional business development, developing the corporate strategy, building market intelligence, driving functional excellence, managing global key accounts and leading the markets across the company.

The current fundamental AMEC and Foster Wheeler business process can be summarised as the identification, acquisition, delivery and assurance of work. The revised ‘newco’ operating model is intended to redefine the way we do this in the new combined business. The aim is to have a common approach to this critical process across all of the operations worldwide.

From Day 1, we will move to a global execution model that will drive work-sharing and collaboration - a big shift from the way we work today. Despite the fact that our ‘2015 and beyond’ strategy clearly supports collaboration, in AMEC, for example, we still have a lot of silos. People need to open up to collaboration and use the pool of resources, expertise and knowledge available to them within the organisation that will become even larger after the deal closes. This approach will allow customers to access differentiated global resource and capabilities/expertise and will be driven by Centres of Expertise.

You can see there has been a lot of work happening — and there is still a lot that needs to be reviewed, defined, documented and validated in this area, so critical to our success and future. Work is continuing on two levels further down the organisation to ensure everyone is clear on their reporting lines on Day 1 — which is still in Q4 as I said in my recent update focusing on the interim results on 7 August.

However, the operating model work stream is also looking beyond Day 1 at managing expectations of the new business as well as all its stakeholders and looking at how much change will still be required after that.

So, as I indicated at the start of my update, the work around the operating model, and other important areas of the new business, has been progressing well and I have been very pleased with the dedication and efforts of everybody involved.

Samir Brikho